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Raised $295,000 from 275 investors on April 2019

VR for stationary bikes: the future of fitness

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social impact · health and fitness · technology · B2B · health and fitness · virtual reality · wearables

We're turning stationary bikes into something gym goers actually use. VZfit, our third-gen product, turns any bike into VR fitness fun in 5 minutes. Over the last 3 years, we proved VR-equipped bikes motivate riders to come back to the gym, increasing gym retention rates and profit margins. Now, we're selling our tech directly to gyms through Life Fitness, the world's largest commercial fitness equipment manufacturer, which has resulted in 50 VZfits sold worldwide – all before official launch.



Eric Janszen
Co-founder and CEO
Previously Founder and President of iTulip; Managing Director of seed investment firm with 6 exits



Introducing the VZfit. Transforms any stationary bike into a VR fitness solution in 5 minutes

Why you may want to invest

1. Harnessed the power of VR motivate exercise to help thousands of consumers to get the cardio they need.
2. The VirZOOM development team, was behind the success of Guitar Hero, Rock Band, and Dance Central
3. Since June 2016 shipped over 2,000 units of first generation consumer product.
4. Installed VirZOOM Commercial Kiosk demo systems at locations in the US, China, Japan, Russia, Australia, Brazil, Turkey, Barcelona and more
5. Sold 130 units in the first 30 days of VZfit Sensor Kit
6. For VZfit Sensor Kit, Cost of Customer Acquisition estimated at $15 and Customer LTV estimated $250.
7. $9.3M in funding raised to date.

Our Ambition

We employ VR to solve a very old and very large customer problem: motivating the masses to get the cardio they need. And, the VZfit is a win all around: we help Acer sell VR headsets, Intel sell NUCs, Life Fitness sell bikes, and gyms retain members. Users don't have to buy or set up expensive VR systems. All the pieces are in place for us to scale VZfit into every fitness center health club, higher education, real estate, and corporate customers around the world.

Why I Like VirZOOM

At a time of epidemic rates of obesity and diabetes anything that gets you moving regularly and for extended periods and having fun at it is a must-have for health clubs, corporate fitness centers, college rec rooms... anywhere humans need a motivation to move. Eric Janszen and Eric Malafeew have doggedly pursued a unique vision to harness VR to the cause. They have connected the dots with critical technology and commercial partnerships to execute on this vision and bring it to market. Their third generation product is poised to take the wellness world by storm.



Steve Lefar
VIRZOOM INVESTOR, HEALTHCARE INVESTOR, AND SERIAL TECH ENTREPRENEUR

THE BUZZ ABOUT VIRZOOM

This is the greatest thing ever invented. The bike is designed well and the different degrees of tension great. This is worth the money I swear to it I have lost so much weight and feel so much healthier and I have fun using it. VirZOOM Arcade comes with several different games that are all very good I don't really play the cowboy one but all the other ones are freaking amazing. They update all the time and in fact as of April 2018 they updated it this month and added a really cool new cycling game called Cali Rally in which you ride around on the California coast and it is boss. If you have the money to buy this Buy It Now.
Amazon Verified Purchase

Have had this for about a month now. This feels like it was the missing piece in my weekly exercise routine! I try to work out at least four times a week, but it can be hard to stick to it when exercising is a repetitive affair. I use a treadmill and a DDR mat as alternative exercises, but adding VR put a whole new spin on the exercise experience to help keep things fresh. 30 minutes to an hour passes in no time when using this bike! February 15, 2018
Amazon Verified Purchase

This is ultimately the best exercise bike I've used to date, I even quit cycling classes after two days of this, now don't get me wrong, a VR headset is an absolute must have to get the most out of it, but combined with PSVR, and you can bid your personal trainer a farewell, after 30 minutes of cardio with this I am sweating like crazy, buy it, you will not regret it, trust me this is an amazing experience.... looking forward to some motorcycle type arcadish fun in the future with this, since you can use your body to maneuver left and right this is simply amazing folks. I'd give it 10 stars if I could. November 23, 2016
Amazon Verified Purchase

I tried the Chopper River Run Helicopter game... This was incredibly addictive and I lost track of time as I circled, hovered, dived, died, died again and repeat. It's a simple game, but being able to improve my score each flight — and see myself rank higher on the leaderboard made this engaging enough to keep repeating. I'd been working out for over an hour but it felt like no time at all.

 **Zara Stone**
Reporter for Forbes

VirZOOM is best known for their virtual reality games that make it fun for users to pedal and be rewarded for it with a high score or a better bod. Gym goers that struggle with staying excited and motivated to keep going to the gym and even committed gym peeps looking for a shakeup in cardio will get a lot out of having these bikes in their local gym. Their VR compatible bikes are so effective for gym retention rates that VirZOOMers ride 3.25 days a week on average and for 38 minutes a workout. This beats the paltry 1.5 days a non-VR bike would get and the 17-minute difference between working out on a bike with VR versus a bike without it.
VR Fitness Insider

There are more than 2 million workouts on Life Fitness cardio equipment every day and we're

always innovating to make more immersive, engaging and enjoyable workouts on our equipment. Whether you're competitive or simply want to challenge yourself with a new workout, VirZOOM virtual reality is an exciting new way to connect people to fitness.

Jason Worthy
Vice President of digital solutions and innovation at Life Fitness

I had a chance to test the system out last week, and it not only works, it was far more fun (thanks to the immersive VR landscapes) than a normal session of spinning.

Adario Strange
Writer for Mashable

Just being in these worlds makes it so you don't think about it. You're not thinking, I have to work out. You're thinking, this is fun. Then it's over and you're like, oh, that worked!

Will Brierly
Customer who has 300u with VirZOOM

The VirZoom hardware on its own is interesting, but what's even more important is what you can do with it. Unsurprisingly, VirZoom includes a bike riding game, with the option of competing against other players or meeting specific milestones, either in-game or self-determined. However, you can also chase bandits on horseback, drive a tank, fly on a pegasus, and more. I have to admit, for the majority of my workout/gaming session, I had forgotten I was actually exercising. Further, even when my thighs began to burn and sweat started to run down my face, I found it incredibly difficult to pull myself away.

Liz Finnegan
Writer for Escapist Magazine

VirZOOM is skipping past the early adopters to bring VR to mass market customers through cardio exercise motivation. The company is making actual sales, shipping products commercially for a year and a half and forming commercial partnerships with major fitness equipment companies like Life Fitness, who can help VirZOOM scale.

Jon Goldman
Investor and founder of the GC VR Gaming Tracker Fund

I was buzzing when I climbed off my winged unicorn. I'd spent the previous 20 minutes soaring through clouds, Pegasus' wings beating to keep me aloft. I couldn't stop grinning — who cared about melted foundation and a skinny jeans wedgie when I'd literally been on top of the world? I was riding the web-connected VirZoom fitness bike, with a high-end VR headset strapped to my face. Controls are built into the bike's handlebars, so the ride felt seamless — I barely noticed that I'd built up a sweat.

Zara Stone
Writer for Refinery 29



A tiny sensor turns any stationary bike into a VR workout machine

If you're not familiar with the company, VirZOOM is a VR exercise company that wants to make breaking a sweat a little more fun with immersive games. There are seven options, including the road cycling and tanks demos I pedal-powered here at E3.
August 13, 2018 at engadget.com



VirZoom Demo: Virtual Reality exercise bike | Game Design

VirZOOM creates unique VR games and a custom-made exercise bike controller to deliver an exciting, discomfort-free VR gaming experience with measurable health and wellness benefits.
August 13, 2018 at camd.northeastern.edu



The Exercise Even Lazy Girls Can Get Behind

Predictably, a bunch of researchers have come to the conclusion that exercising in virtual reality is great for you - they claim it's the ultimate distractor, enabling you to work out for longer. In at least one study, that was found true for obese children, but
August 13, 2018 at refinery29.com



I Worked Out In Virtual Reality For A Month And This Is What Happened

Every year I promise myself I'll work out more, eat better and cross some items off my bucket list. This time around I was equipped with VirZOOM, a virtual reality connected exercise bike to help make my fitness goals come true. I tend to get easily bored with
August 13, 2018 at forbes.com



The startup that wants you to wear a VR headset while working out just raised $5.5 million

Would you wear a virtual reality headset while riding a bike? The answer is no, hopefully, but what about a stationary bike? One Cambridge-based fitness startup, VirZOOM, is hoping virtual reality can be the next key to a new fitness craze.
August 13, 2018 at techcrunch.com



Bloomberg Tech Year in Photos

Attendees wear HTC Corp. Vive VR headsets while riding the VirZOOM Inc. bike-gaming controller during the vSports Competition at the 2017 Consumer Electronics Show in Las Vegas on Jan. 4, 2017. VirZOOM, maker of VirZOOM Arcade virtual reality



August 13, 2018 @ bloomberg.com

INQUIRER.NET

Stationary bike helps you get fit in virtual reality

If dodging cars on your bike while inhaling toxic fumes in the city just to get some exercise is not your cup of tea, then virtual reality solves the problem for you. The VirZoom is a stationary folding bike that comes equipped with sensors to work with

August 11, 2018 @ technology.inquirer.net



VirZOOM mashes up VR, Fitbit and exercise bikes to bring vSports to the masses

Strapping a VR headset to my face and taking a seat on an exercise bike isn't my idea of fun, but fun was exactly what was served up when I tried out VirZOOM's platform. A cycling game was obvious, given the input mechanism, but a flying pegasus and a

August 13, 2018 @ techcrunch.com



The Boston Globe

These exercise startups are sweating it out - The Boston Globe

An intense summer rain has begun pounding the rooftops of Harvard Square, but in the offices of a startup called True Rowing, it's a blue-sky day on the Charles. The water is calm, I'm strapped into my shell, and Katy Perry's "Roar" is playing in the

August 10, 2018 @ bostonglobe.com



VR FITNESS INSIDER

VR Fitness Companies That Are Changing Gym Life and The Future

We play VR, walk, run, swim, cycle, climb, box, and lift to stay fit, strong and healthy. Some futurists expect that "health conscious" people of the future will be taking pills that alter their DNA to exercise themselves. This may sound welcoming to couch

July 13, 2018 @ vrfitnessinsider.com



abc NEWS

How to try VR like Olympians used to train for the Winter Games

When U.S. Olympic Alpine ski racer Laurenne Ross wanted to get a sense of the unknown terrain she will face on the slopes in Pyeonchang, she strapped on a headset and got to work. Ross, 29, and her U.S. Ski and Snowboard teammates prepared for

February 13, 2018 @ abcnews.go.com



ROAD TO VR

VirZOOM Closes $5.5M Seed Funding to Develop Second Generation of VR Bike Kit

VirZOOM, makers of VR arcade exercise games and the VirZOOM Bike Controller, announced the successful closure of a $5.5 million seed funding round which the company says will help expand its commercial business worldwide with a second

January 31, 2018 @ roadtovr.com



sport techie

Stationary Bikes Can Now Portal You Into Virtual Reality

NEW YORK - It's something of a little kid's dreams. You're mounted on a pegasus flying high above a forest, collecting jewels as you weave around trees. You're riding a horse and lassoing cowboys on a dirt road in the Wild West. You're shooting at tanks

November 15, 2017 @ sporttechie.com



Life Fitness and VirZOOM partner to create Windows Mixed Reality-based gym experience - MSPoweruser

Life Fitness, the global leader in commercial fitness equipment, and VirZOOM, a developer of virtual reality (VR) content and vSports technology, have partnered to provide an immersive workout integrated with commercial cardio equipment and VR.

November 13, 2017 @ mspoweruser.com



GQ

The VR Exercise Bike that Makes You Forget You're Exercising

Have some courage. As we prepare once again for the annual relentless onslaught of TV commercials hawking virtual reality gaming headsets, it is high time for you to once again wonder whether these things are good for anything other than a mildly

October 19, 2017 @ gq.com



The Boston Globe

Five things you should know about Eric Janszen - The Boston Globe

Entrepreneur and avid cyclist Eric Janszen doesn't need an excuse to stay in shape. But for the millions of us who do, Janszen believes he's found it - virtual reality. His new company VirZOOM builds exercise bikes that interact with popular VR headsets

June 16, 2017 @ bostonglobe.com



Mashable

VirZoom's mobile sensor uses Gear VR to turn normal bikes into VR workout machines

The original idea behind the VirZoom was brilliant: a stationary bike that lets you exercise while cycling through various virtual reality environments. The problem is that the number of people with the high-end VR headsets needed to use the VirZoom

June 15, 2017 @ mashable.com

immersed.io

Bringing Gamers to the Gym: How VR will Gamify Exercise

Colin McMahon is an Analyst with Greenlight Insights covering emerging technology trends at the intersection of VR, AR, and the gaming industry. Follow him: @ColinPMcMahon. For many, the gamification of exercise began in 2007 with the

May 10, 2017 @ immersed.io



CNBC

This man lost 50 lbs by riding a bike in virtual reality

A year ago, he started using VirZoom, a $400 stationary bike made for VR use. The bike comes with a VR game controller and is compatible with a wide range of VR devices. Customers then download the free VirZoom Arcade app, which contains a

May 4, 2017 @ cnbc.com

Hate working out at home? This VR video game might change that

Hate working out at home? This VR video game might change that

Recently, I pursued a thief on horseback and then lassoed him as soon as I got close enough. A few minutes later, I marveled at the beauty of the mountains as I flew over a canyon on a winged Pegasus.

February 1, 2017 @ wellandgood.com

Resolved to exercise more this year? VirZoom thinks virtual tournaments might help

With the New Year, many people focus on fitness and weight loss as popular resolutions. Boston-based startup VirZoom has a solution for them, especially if they're into gaming. At the Venetian Spa Club at CES 2017, VirZoom introduced the

January 5, 2017 @ digitaltrends.com

Burn calories while you explore other world's with VirZoom's VR stationary bike

The developers behind Dance Central and Rock Band have jumped into the virtual reality fray with a new gaming angle. Virzoom is designed to immerse users in VR, so they don't realize they're losing weight while pedaling through arcade games.

December 4, 2016 @ digitaltrends.com

Sweating on a virtual horse: Half an hour with the near-final version of the VirZoom VR bike

I keep pedaling. I'm heading towards the cowboys. Pulling the right trigger, I lasso them. Leaning makes me feel like I'm falling off the stationary bike. It gets worse when I'm on a flying horse. The VirZoom is an exercise bike, and it's a VR game controller.

May 18, 2016 @ cnet.com

VirZOOM on the Today Show

Pre-order here: http://goo.gl/CkOuEI VirZOOM.com http://goo.gl/BIe5co Twitter: https://goo.gl/I7AqQK Join the Forums! https://goo.gl/NlqiMy VirZOOM on the Today Show! --- We were invited onto the

January 12, 2016 @ youtube.com

Burning the Calories by working out with Virtual Reality Bike VirZOOM

Virtual Reality Bike VirZOOM is a VR startup based in Cambridge, Massachusetts, which indulges you in an immersive world of video games as you trade your sweat beads while pedaling on a static bike. Working out can be such a drag.

December 21, 2015 @ industryleadersmagazine.com

When Virtual Reality Convinces You a Bike is a Flying Horse, You Start Pedaling

It's a chilly and rainy December afternoon in Manhattan. In a rented corner space of a midtown law office, I'm watching a colleague ride Pegasus. In reality, it's actually an exercise bike attached to Sony's PlayStation VR, but from his perspective it's Pegasus

December 18, 2015 @ inverse.com

Exercising in virtual reality with the VirZoom motion controller

Video games and exercise don't play well together. Sure, there's the eight-year-old Wii Fit, drumming with the new Rock Band, and a slew of dedicated exercise games using Microsoft's Kinect and featuring fitness trainers you've never heard of.

December 16, 2015 @ theverge.com

Working out with Virtual Reality: VirZOOM

You look like you work out. With VirZOOM, you exercise in virtual reality and peddle to the beat of an western movie, a race car and a flying horse.

December 16, 2015 @ gamespot.com

The VZfit: Transform Any Bike into an Online, Interactive VR Fitness System in 5 minutes

In five minutes, our VZfit can transform any stationary bike into a VR capable exercise game. Pull on your headset, escape the gym, and enter into a virtual reality game world where you can ride a pegasus through the mountains or go head-to-head with other VirZOOM users.





A Few of Our Games

  

Ride after escaped outlaw cowboys.   *Finish first in the Kentucky Derby.*   *Ride a pegasus through the mountains.*

Proved the Market with a V1 Consumer Product

We started with a consumer product to prove there was a market for a more engaging, competitive, VR workout experience. We sold about 2,000 units of our V1 product, a folding exercise bike equipped with VR. Our success with V1 laid the foundation for us to sell directly to commercial bike manufacturers, which is higher margin.



Now We're Partnered with the Largest Commercial Fitness Equipment Company to Sell Directly to Gyms



Our VR technology gives Life Fitness an advantage over their competitors. Since we entered a co-sale and revenue share agreement with them last November, we've sold 17 VZfits to health clubs, hotels, and university fitness centers from Alaska to Australia.

Why Should Gyms Buy VZfit?

Gyms are looking for ways to keep their monthly members coming back, and we've proven people want to ride bikes with VR.

38

Minutes people ride with VirZOOM vs. 21 minutes without.

3.25

Days a week people ride with VirZOOM vs. 1.5 days without.

An example: the Cupertino YMCA found their V2 VirZOOM bike helps them retain family memberships. Before, parents had to drag their kids to the gym. Now kids *want* to go to the Y so they can play VirZOOM. There's even a waiting list to use the bike. At $80/mo for a family membership, the YMCA sees a revenue bump if they can attract just 4 *new annual family memberships*

Our Revenue and Costs Per VZfit

$2,995 + $995/year

Revenue

$1,500

COGS*

*We currently purchase our materials (including an Acer Windows Mixed Reality headset, Acer display, and Intel NUC) at retail price. We anticipate this number will decrease to $1,000 or less with a licensing agreement between Acer and Intel in the next year.

What's Next

We spent years developing our products to increase user adoption. The VZfit solves all the problems we found: it's easy to install, self-contained, and most importantly, users love it. Now, all the pieces are in place for us to keep growing - and our corporate partners know it: Acer is developing a brand new headset made for the VZfit and Life Fitness is aggressively pursuing new sales accounts.



Raised $5.5M to Begin R&D
March 2015
Partnership with Life Fitness
June 2016
June 2016
Began Shipments of VZ Controllers
Early 2017
Pilot Tests with Life Fitness
Co-Sale and Revenue Share Agreement with Life Fitness
October 2017
November 2017
Begin Installations of VZfit
$7.8M Total Raised
January 2018
August 2018
Official VZfit Launch

Let's Workout Without the Work

Dear Potential Investors,

One hundred and fifty million consumers spent over $50 billion on health club memberships worldwide with 67% of memberships going mostly unused. Four commercial fitness equipment makers with more than 80% market share and over $2.5B in revenue are in fierce competition to differentiate across a million fitness club, corporate office, military, higher education, hospitality, and multi-family real estate fitness center locations.

Recently Peloton has drawn hundreds of thousands of consumers out of the gym with their engaging interactive spin class solution that delivers anytime, at-home convenience. Between products like Peloton and the growing popularity of equipment-less club fitness programs like Crossfit, consumer preference trends are going in the wrong direction for the commercial fitness equipment industry.

Commercial fitness equipment makers need a scalable, commercial product that will get consumers back on their equipment in their gym customer sites and they need it now. Only VirZOOM has it.

Imagine a time in the not too distant future when millions of players all over the world compete in virtual reality arenas while on a stationary bike in a health club, office building, military base, or university recreation center.

In the real world, they pedal a bike. In virtual reality, they move an avatar through huge virtual worlds – bikes on country roads, F1 cars on race tracks, tanks in battle. The faster they pedal in the real world, the faster they go in the virtual world. The options are limited only by the imagination of VirZOOM's VR Fitness Program creators, the world-class development

team that brought you Guitar Hero, Rock Band, and Dance Central.

Through the magic of VR, while indoors players compete in huge "outdoor" virtual arenas. We call it vSports for Virtual Sports.

vSports players enjoy all of the health benefits of intense, regular stationary bike use but without the tedium. They are so immersed in exciting VR competitions they don't realize that they are getting exercise. A workout without the work.

Starting with commercial shipments in June 2016 to refine the concept, to bring vSports to the masses in October 2017 VirZoom partnered with Life Fitness, the world's largest commercial fitness equipment maker ($1B Sales 2017). Under a Services and Revenue Share agreement Life Fitness sales reps can bring VZfit to commercial operators at over 20,000 locations.

VirZOOM is already used by hundreds of health club members worldwide, from Singapore to Cambridge to Cupertino to Melbourne. Expanding on that success, at IFA in Berlin in August 2018 VirZOOM with PCVR partner Acer launched our third generation VZfit product, a revolutionary turnkey, self-administered vSports platform that sets up in a fitness center in 5 minutes.

VirZOOM is making vSports a reality today, bringing the club member back into the gym and solving a problem for millions of consumers who need cardio motivation and for the fitness equipment industry that needs an engaging interactive fitness solution now.

You can be part of funding the next stage of our growth and help millions all over the world get fit by having fun competing in vSports.

Sincerely,

Eric Janszen

Meet the Founders





Eric Janszen
Co-founder and CEO
Previously Founder and President of iTulip;
Managing Director of seed investment firm with 6
exits

Eric Malafeew
Co-founder and CTO
20+ years in the videogame industry, Technical
Director / Lead Systems programmer at Harmonix

AND THE REST OF THE TEAM






Anthony Lorusso
Director of Hardware
Engineering
*Former Program Manager at
Bluefin Robotics, BAE Systems,
and Analog Services*

Rob Kay
Lead Game Designer
*Immersive Game Designer for 14
years, Lead Designer of Guitar
Hero & Rock Band, Specializes in
VR*

Jason Warburg
VP of Production and
Operations
*Senior software development
manager, proficient in project
management methodologies and
software*

Peter Macdonald
Art Director

Henrik Holmdahl
Software Engineering
Director

Bryn Bennett
Senior Software Engineer
*Worked at some of the best game
companies in the industry:
Irrational Games, Harmonix
Music Systems*

Sonny Tahiliani
Board of Directors
*Head of Capital Investment,
North America (Venture Capital,
Real Assets)*

Ben de la Cretaz
Consulting COO

Raised **$9,381,763** From **276+** Investors

$225,000	$548,975	$5,500,000	$1,769,250	$1,043,538
May 2017	June 2017	October 2017	October 2018	March 2019
LOAN	PRICED ROUND	CONVERTIBLE NOTE	CONVERTIBLE NOTE	PRICED ROUND

$295,000
April 2019

Wan Li Zhu
*Early stage technology startup investor.
Founder and Managing Director of MIT
Alumni Angels*

Alexander Falk
*Entrepreneur, Investor, Founder & CEO of
Altova, Coinventor of XMLSpy, Interestic
Drones, IoT, XBRL, XML, XPath, XQuery, Skiing,
Baseball.*

Jordan Frank
*Software exec at Traction Software, Investor,
Entrepreneur, Inventor, LLC Management
Team at Agawam Hunt (a club),*

Evan J SEGAL
*Philanthropist, Social Entrepreneur, Mentor,
Angel/Seed Investor, Business Leader, Venture
For America.., Author, Public Speaker.*

William Glenn Skyles
Trying to live the Dream!

Venoodhar Reddy
*Hard working health care professional with a
bent to advanced science*

(MORE INVESTORS)

Interview

Wefunder interviewed Eric Janszen on August 13, 2018.

− COLLAPSE ALL

WF: What is VirZOOM? ∧

JANSZEN: We invented a new kind of exercise that takes place in virtual reality.
We use the ubiquitous stationary bike as the universal controller for this exercise.
You're seated safely, your hands are on the handlebars, and you're pedaling. It
turns out to be the ideal platform for exercise with VR. You are moving through
virtual worlds by pedaling forwards and backwards, and you're steering by
leaning.

This extremely simple concept allows for an infinite variety of different kinds of outdoor activities to be done while indoors but in virtual reality. The range of things that you can do is only limited by the imagination of the creators. In our case, we have our own AAA development team that's created our programs. Our games range from real-world activities, like riding a bike in VR, to fantastical things, like flying a Pegasus through the air or engaging in a multi-player tank battle with players all over the world in real time. Because the range of things you can do is so broad, we have the potential to reach an enormous audience of consumers.

WF: What's the physical product here? ^

JANSZEN: We're launching a brand new product called VZfit. VZfit is comprised of a complete Virtual Reality system built into a display, with the VR headset and our content included. It shows up at your facility, health club, hotel, or any other kind of commercial site, and you open the box, take it out, and put it together. Then, you plug it in and turn it on. It's designed to be completely easy for anyone to put together in five minutes, and after that, it's an online product.

It can be plugged into any kind of bike; – spin, recumbent, upright – whatever. You add the VZ Sensor, which is a small package of firmware and hardware that communicates motion to our games, and a button which communicates controls to the game. It also has a security dongle that licenses that bike to have access to our content.

WF: Who are you selling to right now? ^

JANSZEN: We have a partnership with Life Fitness, the largest commercial fitness equipment company in the world. Through them and through the different vertical market organizations, we're selling into commercial gyms, health clubs from Singapore to Melbourne to all over the United States. We're also selling to hotels, like the Four Seasons Istanbul, and higher educational facilities, such as the University of Alaska. Our target customer is pretty much anywhere you can think of where there's a commercial application, a fitness room with bikes in it.

Recently we were asked for a quotation from the Pentagon Athletic Center, and that's a deal that Life Fitness brought to us. It's pretty significant because it's not just an athletic club for people that work in the Pentagon. It's also the showcase for the Department of Defense, and all the branches of the military come through there and see what's new and what they might want to think about adopting. That's our first sell into different vertical markets that Life Fitness operates in. They're a division of Brunswick and make $1B a year. The regular markets that we're most engaged with are now the Pentagon, health clubs, and education.

We have a particularly good amount of traction with YMCA in the U.S. I'm beginning to make some inquiry about cruises and hospitality. All these markets are either being developed or are in the process of getting developed.

WF: How is the partnership with Life Fitness structured? ^

JANSZEN: We started our partnership with them in the middle of 2016. They were looking for technology to help differentiate them from their competitors, like Precor and Johnson Matrix, and all these other giant companies. They're all battling for market share in health clubs and all these other verticals I've mentioned. So, Life Fitness evaluated our technology. They tested our product for about six months. We started a pilot program with them in January of 2017.

As we progressed, we negotiated a co-sale and revenue share agreement with them. Finally, we closed in October of 2017, and I first installed in November 2017. This VZfit product that we just launched is the product that has evolved to meet all the requirements for that application. It's the result of all the feedback that we got from those initial sites.

We started off selling direct to consumer, but we knew that ultimately, we wanted to be a commercial company, selling B2B, to commercial operators like YMCA. To get there, you need a partner like Life Fitness. To get a partner like Life Fitness, you have to prove that this new concept of motivating people to move in virtual reality works. You go to Amazon and read the reviews, and you can see how consumers responded to the consumer version of our product. We've collected telemetry. You take all this evidence, bring it to Life Fitness, and tell them this product works, we'd like to create a commercial version of this and sell it, and have a partnership with you. We don't want to be in the bike business and fitness equipment business; that's really not what we're good at. We're only a content company, so let's partner. You build the bikes, we build the content, and together we'll go after this market.

In order to get there, we had to prove that the product works. We did it with our little folding bike that was actually made in China and also a Sony factory in Mexico. We sold about 2,000 of those, since the middle of 2016. We were shipping

that product at the same time we were starting our partnership with Life Fitness. We had to move those along in a parallel way. That's why we started off on the consumer side.

WF: How did you get the idea for the company, start working on it, and get to where you are today? ^

JANSZEN: I'm here in Boston and I'm a bike rider. I love bikes, everything on two wheels. Like everybody else, I was stuck riding boring, stationary bikes in winter. This idea of using VR to bring the outdoors indoors came to me way back in the early 1980's when I was at Stratus Computer. I've been waiting for the technology to catch up ever since.

The genesis of the company was actually a member of my investor group who came to me in December 2013 asking what I thought of Oculus Rift. I didn't really know anything about Oculus Rift, so he filled me in. I did a little bit of homework on it, and long story short, I got together with my good friend, Eric. He was chief architect on Guitar Hero, Rock Band, and Dance Central. These are extremely successful game titles that were comprised of an unusual kind of controller. Guitar Hero, of course, was comprised of a guitar, and was later expanded to Rock Band, with an entire set of instruments. It just occurred to me that he'd be the perfect guy to help me turn a bike into a controller for a new kind of game for exercise. He'd also worked on some exercise-related games when he was at Harmonic Systems. Dance Central was one of them. He also had some experience with physical applications and gaming applications. He's a good friend and was a good guy to partner with on this. We built the first prototype in the early part of 2014 and decided he'd work on the prototyping and the patents while I worked on the business planning and raising money. We launched the company in February of 2015. He coordinated the team and we raised our first $1.8 million in April 2015.

WF: What has the journey been since then? ^

JANSZEN: Our journey has been fairly linear. We've just been growing, learning more and more about the application. Unfortunately, the VR industry, in general, was not particularly well-focused. The entire industry was fixated on video games and video game consumers. However, the reality is that video games and VR are worse in every way that's important to gamers, especially in performance. It takes six times the horsepower to deliver VR as it does a standard video game. So, developers had to reduce the graphics quality and make a bunch of other compromises, which most video game consumers really didn't like.

Also, nobody really knew how to develop a video game in VR. You can't take a non-VR video game and make it into a VR video game. It's a new kind of thing entirely. We knew that was going to be the case going into it. That's why, at the very beginning, we set up a process of game development where we put out a new game every two weeks. We had alpha sites already up and running by July 2015, reiterating for nine months before we actually started shipping any product.

The VR industry as a whole has not been exactly the wind under our wings, but because we have successfully solved the customer problem with VR, the partners who've supported us are extremely loyal because we brought them a lot of success. Acer, for example, very early on in our relationship with them, was one of the few that understood that gaming was not a long focus for the VR systems. They focused on commercial. Within the commercial industry, an application specifically in fitness was the largest opportunity. When you see the announcement that comes out, it's only Acer and Microsoft and VirZOOM on the front. There's nobody else there. We prevailed with our belief that there's a solution to be created with VR and fitness.

WF: You mentioned VZfit being rolled out. When is that happening? ^

JANSZEN: Now. We actually did an internal soft launch two weeks ago to our partners. We've done some installs with Life Fitness, Intel, and a bunch of other partners of ours with VZfit systems. You can read about the soft launch on our website. The public launch happens at the end of August.

WF: What products have you rolled out over the last three years? ^

JANSZEN: This is the third generation. The first generation was a bike made in China that had our technology built into it. You could buy it off Amazon or directly from us. It was for people who already had a VR device, like an Oculus Rift, an HTC Vive, or a Sony PS. You'd buy the bike and put it together, then take a little Bluetooth dongle and put it in a PC or console and download the game and set up an account. That was what we had available to learn how to make this kind of product successful.

The next step was the commercial realm. That product was a bit more turnkey. We were shipping an Acer PC with an Acer Windows Mixed Reality headset already set up, so there's an image, and you are actually taking a module and plugging it into the bike and assembling this package of a PC and headset together with a

bike. There were about three pages of single-spaced instructions on how to set that up. That was our first-gen product into the commercial realm.

Now, this product we're shipping now, the third generation, is based on the new product from Intel called the NUC Hades Canyon. It's a result of a partnership between Advanced Micro Devices and Intel. It revolutionized our product by making it possible for us to take this tiny form factor PC that you can fit in your hand, and have it run on content until you build it into the back of a display and make it a turnkey product.

WF: So, you are now solely focused on the VZfit? ^

JANSZEN: That is correct. We still have some inventory of VZ bikes, which are gradually selling through Amazon. We've already discontinued the first generation commercial bikes. We are now in the process of updating the software on all of them, and then we'll update the hardware as well.

WF: What are your price points and margins? ^

JANSZEN: The U.S. commercial price for a VZfit system is $2,995, plus a $1,000 annual membership. The membership includes access to our content, remote maintenance, and support.

It costs us about $1,500 to make a VZfit today, just buying it retail. We're in conversations with Intel about buying it in other ways to reduce those costs, but being conservative from the standpoint of our expense forecast and the cost-to-goods basis, we use the number $1,500.

WF: How could the cost be reduced? ^

JANSZEN: The first step is to develop a partnership with Intel where they're supplying the NUC, which is the most expensive part of that $1,500. The next stage is for Acer to license the NUC as a circuit board and build it into their own display and sell that as a package. Then it'll get the cost of this down, well below $1,000. That happens sometime next year. Then we're just licensing technology and collecting return revenue. We expect that within a year, we'll be a backyard business of licensing technology to Acer, and Acer will be acting as the manufacturer and distributor.

WF: Do you have estimates for how many years per bike you'll be able to earn from customers? ^

JANSZEN: We've modeled five years for a bike. That is what we believe is reasonable.

The content is frequently updated to keep you from getting bored with it. Down the road, if we don't get bought by a fitness equipment company, we'll bring in capital to continue to operate at the next stage of our development. Then we become a platform for a third party to contact. We have a software development kit (SDK), which allows third parties to create content for VirZOOM. If we can get 1,000 VZfits out in the first year, we'll have $1 million of recurring revenue, which we can use as leverage to revenue share with third-party content creators. In our first year, I'd say we could afford to bring on five, and then the second year 50, the third year 500, and so on. Then it becomes a platform with third-party content, which makes it even more compelling, and theoretically, would draw out the length of time that any consumer would want to continue to use the product because there will be so much content. We'll basically be a store for content that just continues to grow.

WF: I'm a potential customer. Why should I buy this expensive subscription for my gym? What's the added value that it's going to bring my members? ^

JANSZEN: There are different ROIs for different types of customers. For example, for the YMCA in Cupertino, there's a six month ROI if they can attract 14 incremental annual memberships. We sit down with the customer and go over it. I have a little spreadsheet I show them, and we just pound out the numbers. They can either convince themselves that's the case or not. At this stage, the important thing is to have reference accounts so that a YMCA in Minneapolis could call and say, "Hey, what kind of retention are you getting?"

Cupertino tells us that the reason it works well for them is not for new memberships, but for new family memberships. The YMCA facilities like to operate as family-oriented health clubs. They want the $80 a month family memberships. That's how we model the incremental memberships in the ROI to those guys. They'll say that VirZOOM is the thing that young people go to the YMCA to do. The parents want the kids to go, and the kids don't wanna go, except for their VirZOOM. So, it can be challenging on the weekdays, but on weekends, I have a waiting line. They have a waiting list for using VirZOOM at the Y.

One of the things that we're still developing is our vertical market strategy going forward with Life Fitness, taking what we've learned since November of last year, and putting that into a strategy. One of those, of course, is to go after YMCA with this kind of an ROI.

Corporate Wellness, which is the largest shared office space company in the world, came to us earlier this week and said they want to try the product as a wellness platform for all their sites. That's 210 sites, which is about a 1,600 unit opportunity for us. If it works, then we replicate that and do other corporate wellness applications. Of course, that's a different ROI.

What corporations often do is get their employees to actually use fitness equipment or do something that they'll stick with that's exercise. Now, if you have a fitness facility so close on campus, you're really asking a lot of your employees to kind of suit up and devote an hour to use it, whereas they can jump on a VirZOOM for 10 minutes a couple times a day that's on the floor in the rec room. It's convenient and fun. The data that we're collecting gets fed into their corporate wellness program applications and helps reduce the company's health costs. The ROI is different in the corporations, but every one of these vertical markets I'm discussing with you has its own ROI.

WF: What data have you collected? ⌃

JANSZEN: We are data freaks. We've collected telemetry since the first day we ever shipped products. That's where we come up with our numbers. On average, our customers use our product for 38 minutes per session, 3.25 times a week. If you go to the VirZOOM page on the Y Fitness website, they'll tell you that's three times the average of what they experience from their own data collection.

We also have independent data that measures how effective VirZOOM is, it tells us tons of circumstantial stories. You can read the reviews on Amazon, but we also have hard data.

We've invented a new form of exercise that takes place in VR. It can be played competitively, and then we call it vSports. We launched the concept of vSports at Canaan Ranch with AMD, Life Fitness, and Fitbit. We had 60 members of the press come in and compete on a VirZOOM for a couple of hours. We got a lot of coverage and proved the concept that you could create an event. In this case, the event was the launch of the concept, vSports itself because we wanted to cement that name in the Google history books. We also wanted the concept that is ultimately going to cause VirZOOM to be a very large business.

It mimics the requirement for us to continuously build new contacts. It's a direction of rapid growth for us, running virtual tournaments. For example, with YMCA, one of our conversations about Life Fitness is Intel providing CD NUCs in order for us to feed a bunch of YMCA simply by making sales, to prove this concept of teams that are regional. It's like a Philly team and a Boston team operating and continuing in a U.S. league and then in an international league. This is a way to engage users in a very different way than just simply getting on and trying to meet their own goals or competing with an AI bicycle. It actually can be with somebody else. So, head-to-head competition, two people side-by-side with each other, competing in virtual reality right now, that's part of our system.

WF: Are other VR companies trying to get into this space as well? ⌃

JANSZEN: Our main competitor took a really different approach to the market than we did. They developed a relationship with a fitness equipment manufacturer and then began trying to sell direct to gyms. It was a very, very expensive product. It was like 20,000 euros. The challenge with that, of course, is that you can't just knock on the door of a gym and find your way in, except for some very small ones. Even us, we couldn't get into an Anytime Fitness or a Planet Fitness on our own. You need to work your way up to corporate to demonstrate a product like ours in one of these locations. Life Fitness brings us in at the top and allows us to spread. Our competitor didn't take that approach. As a consequence, we don't see them that much, but they're out there. I think what they're going to do is focus on very high-end specialized applications, like hospital rehabilitation, where they can have a narrower focus than we need to have, and they can probably get funding around that.

WF: What is a brief history of acquisitions in this space? ⌃

JANSZEN: Peloton really stirred things up in the fitness equipment industry. In the past, the industry was very slow-moving and kind of anti-innovation. That is because historically, ownership has been set up between the franchisees and corporate owners of the franchise. For example, Anytime Fitness is set up as 51% owned by Anytime Fitness Corporate and 49% by the franchise. In their contract, they have to buy new equipment every four years, whether they like it or not, and it's really this rollover of equipment that drives industry.

It's not a prescription for innovation because if you have to buy something new,

whether you like it or not, it doesn't tend to motivate companies with investments in R&D. Along comes Peloton, with this idea of streaming content to deliver some real value to the consumer. You're a spin class consumer and you can enjoy getting yelled at, listening to techno in your own home at your own convenience versus having to go to a class. The value of that was $40 a month. As of a week ago, they're a $4 billion valuation. A pretty big idea, at least as far as Wall Street is concerned.

The fitness equipment companies like Brunswick (Life Fitness' parent company) responded by firing their management team and bringing on new management. Life Fitness is relatively young and aggressive and more oriented around trying to build a dynamic R&D technology-focused businesses, but they don't really have the internal juice to do that. They've been particularly inquisitive. In 2016, Brunswick bought Cybex, a commercial and consumer fitness equipment manufacturer, for $195 million. They've purchased two other companies since then, and then brought in $400 million in cash. So, it's not outside the realm of possibility that it would make more sense for Life Fitness/Brunswick to acquire us than to continue this kind of partnership that we have today. They have their competitors like Johnson Matrix. Our launch in Berlin is actually going to be with Johnson Matrix and this other product with the shared office space company. We'll start to spread out beyond the Life Fitness partnership.

WF: What issues have you had to address to make VZfit stand out in the market? ^

JANSZEN: Our intellectual property and technology is really centered around how we move you through these virtual worlds without making you sick. One of the problems that virtual reality has is locomotion sickness. We've already addressed the problem and made the necessary adjustments.

First of all, you're pedaling and controlling your avatar with your body. That has a huge impact on how much locomotion sickness you feel. If you are moving through a big virtual world, but you're sitting in one spot, holding a remote control in your hand, you're going to get sick because your inner ear doesn't understand why your body isn't moving. It turns out that when you're pedaling and your motion is proportionate to your pedaling, your brain rationalizes what's happening in the virtual world. You're in control of what's happening to you. It's like how people who get motion sickness when they're passengers but not when they're driving.

The next problem we addressed is familiar to motorcycle riders. When they teach you how to ride a motorcycle, they tell you to look to where you're going to turn. It's how our brains are wired. If you look into a turn, your motorcycle goes that way. We've patented that in VR, so we control the way your head moves. We set your virtual gaze, and then your virtual body to imitate that, so your body's doing what you expect it to do. Building this kind of content for so long, we've learned what works and what doesn't.

Another problem we've addressed is sweat. People are like, "Oh, what about sweating into your headset? Is it uncomfortable to sweat into a headset? Is it unhygienic to share a headset that someone else has been using?" It's a real issue, and it's a problem that Acer is solving for us. They're making a new headset that comes in two parts. One that you wear, that's yours, and the part that's on the bike that you share. The part that's on the bike, of course, is the VR optics and electronics. You attach them in one second. You're not sharing anything with anybody that you don't want to, and that addresses the problem.

After all the years we've put into development, we finally have a VZfit that strips away all of the market frictions that we had before. It's plug-and-play, self-contained, and hygienic with the new Acer headset. All the issues that people would have had with using VR in a public space are about to be solved together in about 30 days.

Now, there is one final market friction left, which is price. We'll see the price of VR come down pretty drastically. It's been declining about 30% a year since 2015 when we launched. We expect that to continue. At about $1,900, VirZOOM starts to become a high-end consumer product.

WF: So, once you can get the price down to $1,900, you can start selling direct to consumer again? ^

JANSZEN: We'll start to see some meaningful volume. We signed Gym Source as a distributor a few weeks back. They're the largest distributor of fitness equipment in the United States. They operate mostly on the Eastern seaboard. They're currently only selling the product physically out of two locations. If you go to their website, you'll see it there. They're selling it for $4,000. They offer financing, which helps. The product is designed to be sold to a commercial setting. Gym Source sells 50% commercial, 50% consumer. We think most of their sales, for the first year or two, will be commercial. Then, as the price goes down and brand awareness grows, we'll start to see more sales on the consumer side.



Ask a Question

Type your question here...   **ASK QUESTION**

Peter Johnosn   Jan 15 ✓

What's the price per share?

ANSWER   IGNORE

Umair Shams   Jan 1 ✓

1. On the SEC website I see that your net loss was over $3 million in 2017. When do you expect net income to be positive?

2. You have over $6 million in convertible notes outstanding which is a lot of debt. Are you planning to issue more such debt going forward? Isn't issuing equity simpler and more fiscally responsible?

3. What is the expected revenue for 2018? 2019? 2020 and beyond?

4. What is the $ value (size) of your market (VR stationary bike market)?

ANSWER   IGNORE

Craig Vom Lehn   Apr 5 ✓

Do you intend to extend the campaign?

ANSWER   IGNORE

Anatoly Evdokimov   Apr 4 ✓

How will the company use the funds it is raising and when do you expect the next round of funding to take place (it is clear no precise forecasts can be made, but still...)?

ANSWER   IGNORE

Nora Nock   Apr 2 ✓

How does the investment work? For example, if you invest $1000 is this converted to equivalent stock on given transaction day?

ANSWER   IGNORE

Anthony Michaels   Mar 18 ✓

Why is this still in escrow almost a year later, and why is everyone avoiding this tiny fundraise like the plague? What am I missing folks?

ANSWER   IGNORE

Samantha Joy   Nov 24 ✓

How much are the sensors separately

ANSWER   IGNORE

Andrew Douglas VanderPloeg   Nov 20 ✓

Both at $8m pre-money though? I get the difference in security, and am trying to bridge the difference in valuations across these two raises. Thanks.

ANSWER   IGNORE

Andrew Douglas VanderPloeg   Nov 5 ✓

Hi Eric, how does this raise compare to the prior raise on NetCapital? (I invested on NetCapital so would like to know). That was at roughly $8m post-money if I recall correctly. Trying to understand how this round compares to the previous round. Thanks. -Andrew

ANSWER   IGNORE

Justin Maretta Huntington   Apr 14 ✓

Hi Eric,
What a fun and beneficial use of technology. I could see this as being a great training tool for the participants of the DK200. Have you been approached by the organizers of that event?
Thank you.
Justin Huntington

ANSWER   IGNORE

 **Eric Janszen** Co-founder and CEO **FOUNDER**   Apr 14 ✓

That's a great idea! As long as Google has mapped the DK200 route you



should be able to ride it in VZfit Explorer. We tried the 2020 Tokyo Olympics bike route up Mt. Fiji and it looks great. The PR agency for the 2020 Tokyo Olympics contacted us about it, and after conferring we're waiting for their follow-up.

Anatoly Evdokimov Apr 4 ⌄

Based on disclosures in the financial statements the due date of previously issued convertible notes is December 31st 2018. Were they prolongated somehow and if yes - than till what date? If not - how was the issue addressed?

ANSWER   IGNORE



Eric Janszen Co-founder and CEO   FOUNDER   Apr 4 ⌄

Thank you for your question. In connection with the Note conversion deadline, 2015 and 2017 Note holders converted 2015 and 2017 Notes into Series Seed Preferred shares and additional funds were raised. The details of this transaction are forthcoming in a Form D filing.

Nico Tuason   INVESTOR   Dec 18 ⌄

What are your terms with Life Fitness in terms of revenue split and end date? Who's responsible for selling and marketing, and do you have target goals for Life Fitness? Also, what is your content production costs, and what are the expectations of the fitness gyms around new content and games? Are you planning to make this a content platform for others to take advantage of?

ANSWER   IGNORE



Eric Janszen Co-founder and CEO   FOUNDER   Dec 18 ⌄

The exact terms of our commercial contract with Life Fitness are confidential. They include revenue share and sales commission components. The contract is annual auto-renewing. The contract is non-exclusive and without specific targets set for Life Fitness. The annual Digital Services Fee (DSF) includes Regular Automatic Updates including improvements, features, and content. Clubs can expect minor content features every two weeks and major content features ever few months. Content features include new vSports capabilities, such as the ability to brand vSports events and events customized for a specific organization like Wellbridge or the Army. All VZfit customers can participate in monthly Global vSports Events. A team to develop these features costs approx. $100k/mo. The VZ SDK that embodies VZ's patented motion controls allows 3rd party developers to create content for the VZfit platform. A Zombie game developed by a 3rd party is expected to be the first such 3rd party game to be added to the platform. Currently in Phase I of the business plan all content features are created by the VZ team. In Phase II of the business, recurring DSF revenue is used to fund 2nd party game development. In Phase III, when there are 1,000s of VZfit platforms in operation, and the end-to-end VZ Ecosystem is mature, 3rd party developers create content for DSF revenue share. At that stage growth becomes self re-enforcing as the growth of the VZfit installed based creates an ever larger market for 3rd party content developers and the growth of the content library widens the appeal of the VZfit platform to ever larger consumer audiences.

Samantha Joy Nov 24 ⌄

See, we know the full price of the bike and everything combined, but we would like to know the sensors and material's separate prices.
-team

ANSWER   IGNORE



Eric Janszen Co-founder and CEO   FOUNDER   Dec 18 ⌄

VZfit is sold as a complete, turnkey system for $2,995 that includes VZ Sensor, VZ Button, VZ Console, and Acer WinMR. VZfit can be added to any stationary bike. A $995 annual Digital Services Fee includes Online Remote Maintenance, Online Remote Monitoring, and Regular Automatic Updates including improvements, features, and content.

Andrew Douglas VanderPloeg Nov 20 ⌄

VirZoom Team,

18 days an no answer to my question regarding the difference between this round on WeFunder and the previous Reg CF round on NetCapital... the silence is deafening.

ANSWER   IGNORE



Eric Janszen Co-founder and CEO   FOUNDER   Nov 20 ⌄



Hey Andrew. Missed this one. Our NetCapital raise was a Common Shares offering while WeFunder is a SAFE raise, the former is an equity security and the latter a debt security that converts into equity in a future qualified financing.

Henry Thompson   Oct 14 ∨

"As is the case for any company raising a Series A round, it is possible that the new investor(s) funding a future round of equity financing will negotiate changes to the terms of existing securities, possibly including the conversion of outstanding convertible notes. These are risk factors that SAFE investors should consider in every case and are not particular to VirZOOM."

I'm not sure what you're talking about. Every SAFE that I closely examined on WeFunder, states that, upon equity financing, the SAFE "will" be converted to stock.

For example, here is a quote from the SAFE offered by SpaceFab:

"If there is an Equity Financing before the expiration or
termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of
shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the
Financing Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a
number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the
pre-money valuation is greater than the Valuation Cap."

ANSWER   IGNORE



Eric Janszen Co-founder and CEO `FOUNDER`   edited Oct 25 ∨

Yes, using this formula you can roughly calculate the potential uptick on an investment in VirZOOM via the SAFE with an $8M cap and 20% discount IF the proposed $7M investment at $18M closes and IF at the $18M pre-money valuation proposed is achieved. However, the mechanics of the conversion of preexisting convertible Notes are such that the conversion of the SAFE at these terms will result in a lower uptick than would result if the SAFE converted in the absence of these preexisting Notes, and it's the "IFs" that I'm calling attention to out of prudence.

Ken Kobayashi `INVESTOR`   Sep 28 ∨

Peloton's success seems to indicate that people prefer to exercise in the convenience of their own home rather than going to a gym. Why are you focusing on the commercial market at this point, rather than improving the consumer model and marketing it more widely?

ANSWER   IGNORE



Eric Janszen Co-founder and CEO `FOUNDER`   Sep 28 ∨

Great question, Ken. I address it in this post I just made: *https://wefunder.com/updates/9...*

Georgiy Grigoryan   Sep 27 ∨

Among the risks is the following:

"The Company may never receive a future equity financing or elect to convert the Securities upon such future financing."

Why might the Company elect not to convert the Securities upon a future equity financing?

ANSWER   IGNORE



Eric Janszen Co-founder and CEO `FOUNDER`   Sep 27 ∨

As is the case for any company that is seeking a future qualified equity financing round, VirZOOM may not succeed at finding the needed source of funding. VirZOOM is seeking to raise a Series A equity round. As will be announced shortly, the company has retained Shiboomi Capital, a Boston-based boutique investment bank to lead the Series A raise process to help minimize that risk. As is the case for any company raising a Series A round, it is possible that the new investor(s) funding a future round of equity financing will negotiate changes to the terms of existing securities, possibly including the conversion of outstanding convertible notes. These are risk factors that SAFE investors should consider in every case and are not particular to VirZOOM.

Scott Murray   Sep 24 ∨

Do you have patents or patents pending on the VR product?



Eric Janszen Co-founder and CEO   `FOUNDER`   Sep 24 ⌄

The company's pending patent "Virtual Reality Exercise Games" claims are primarily related to VR motion techniques that permit VirZOOM VR Fitness Program designers to engage the user in exciting activities in large virtual worlds with minimal locomotion discomfort. Validation of the effectiveness of these motion techniques is evidenced in interviews with thousands of test players since 2015 and Amazon reviews of the company's 1st generation product, the VirZOOM VR Bike; reviewers do not complain of locomotion sickness. These patent pending VR motion techniques are embodied in the VirZOOM SDK, a tool that allows 3rd parties to develop VZfit content that employs these motion techniques.



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